UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]           Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

[   ]           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-10709

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

PS 401(k) PROFIT SHARING PLAN
701 Western Avenue
Glendale, CA 91201-2349

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PS BUSINESS PARKS, INC.
701 Western Avenue
Glendale, CA 91201-2349

PS 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	3

Notes to Financial Statements	4 - 10

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
PS 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PS 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PS 401(k) Profit Sharing Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 24, 2013

PS 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS

	December 31,
	2012	2011

Assets
Investments at fair value	$92,586,391	$91,702,247

Receivables:
Participant contributions	77,971	78,009
Employer contributions	194,224	188,319
Due from broker	22,505	25,210
Total receivables	294,700	291,538

Total assets	92,881,091	91,993,785

Liabilities
Due to broker	146,825	21,124
Total liabilities	146,825	21,124

Net assets reflecting investments at fair value	92,734,266	91,972,661

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(281,968)	(303,490)

Net assets available for benefits	$92,452,298	$91,669,171

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012

Additions to (Deductions from) Net Assets Attributed to:

Investment income:
Net appreciation in fair value of investments	$8,387,685
Interest and dividends	1,307,961
9,695,646

Contributions:
Participant	4,934,008
Participant rollovers	629,569
Employer	2,288,046
7,851,623

Benefits paid to participants	(16,597,416)
Administrative expenses	(166,726)

Increase in net assets available for benefits	783,127
Net assets available for benefits - beginning of year	91,669,171

Net assets available for benefits - end of year	$92,452,298

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

1.	Description of the Plan

General

The PS 401(k) Profit Sharing Plan (the “Plan”) encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries (collectively, the “Company”).  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan available for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are at least 21 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions.  The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

The Company appoints a committee to administer the Plan.  At December 31, 2012, the Plan Administrative Committee is comprised of six officers of the Company with Wells Fargo Bank acting as Trustee (the “Trustee”).

Other significant provisions of the Plan are as follows:

Contributions

Employee contributions to the Plan (voluntary contributions) are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period.  During 2012, each eligible participant could elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code (the “Code”).  Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.

The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document.  The Company also contributes an additional fifty cents ($0.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation.  The Company’s aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document.  Additional amounts may be contributed at the discretion of the Company.  No such additional contributions were made in 2012.

Vesting

Since January 1, 2005, employee deferrals and the Company’s safe harbor matching contribution are 100% vested and non-forfeitable.  With respect to Company contributions before January 1, 2005, each participant's account became 10% vested (non-forfeitable) after two years of service (as defined), 20% after three years of service and an additional 20% for each additional year of service thereafter.

Investment Options

Since January 1, 2008, upon enrollment in the Plan, a participant may direct their contributions and holdings in any of the following investment options:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

1.	Dodge & Cox International Stock Fund
2.	American Funds EuroPacific Growth Fund/R6 (until August 23, 2012)
3.	American Funds Growth Fund of America/R6
4.	Oakmark Equity & Income I Fund
5.	Oakmark Select I Fund (since August 23, 2012)
6.	PIMCO Total Return Institutional Fund
7.	Harbor Capital Appreciation I Fund (since August 23, 2012)
8.	Columbia Acorn Fund (since August 23, 2012)
9.	Selected American Shares D (until August 23, 2012)
10.	T. Rowe Price Equity Income Fund
11.	T. Rowe Price Real Estate Fund
12.	Vanguard Explorer Admiral Fund
13.	Vanguard Extended Market Index Admiral Fund (until August 23, 2012)
14.	Vanguard Short Term Federal Admiral Fund
15.	Vanguard Windsor II Admiral Fund
16.	Vanguard Total Bond Market Index Signal Fund (since August 23, 2012)
17.	Vanguard Mid-Cap Index Signal Fund (since August 23, 2012)
18.	Vanguard Small Cap Index Signal Fund (since August 23, 2012)
19.	Vanguard Total International Stock Market Signal Fund (since August 23, 2012)
20.	Fidelity Contrafund
21.	Fidelity Diversified International Fund (until August 23, 2012)
22.	Fidelity Low Price Stock Fund
23.	Fidelity Mid-Cap Stock Fund Spartan (until August 23, 2012)
24.	Wells Fargo Stable Return Fund N35 (formerly Fund N4) (until June 21, 2012)
25.	Wells Fargo Stable Return Fund N15 (since June 21, 2012)
26	Wells Fargo S&P 500 Index Fund N5 for High Balance Plans (formerly Fund N)
27.	Individually Directed Account

Prior to December 19, 2005, participants had the option to direct contributions to the Company’s securities.  Effective December 19, 2005, participants no longer had that option.  Existing holdings of the Company’s securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant (see Note 6 for disclosure of the remaining holdings in the Company’s securities).

The Wells Fargo Stable Return Fund N15 and the Wells Fargo S&P 500 Index Fund N5 for High Balance Plans are common/collective trust funds.  The Wells Fargo Stable Return Fund N15 seeks to provide a moderate level of stable income without principal volatility, while seeking to maintain adequate liquidity and returns superior to shorter maturity investments.  It invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  The Wells Fargo S&P 500 Index Fund N5 for High Balance Plans is an index fund that invests in the equity securities of companies that comprise the S&P 500 Index (the “Index”) and seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Index.  The Wells Fargo S&P 500 Index Fund has no redemption restrictions.  See “Investment Valuation and Income Recognition” in Note 2 below for further information regarding common collective trusts.

The Individually Directed Account is considered a self-directed brokerage account which allows participants access to a broader range of investment choices than that which is offered through the Plan’s menu.  At December 31, 2012, the Individually Directed Accounts were primarily invested in money market funds and common equity securities of publicly-traded companies, including those of the Company.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Distributions from the Plan

Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant’s vested account balance exceeds $5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 ½ years of age.

Additionally, the Plan provides for hardship distributions (as defined).

Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions.

Forfeited Accounts

Forfeitures of profit sharing contributions may be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company’s safe harbor matching contribution or (iii) to reduce Plan expenses in the current Plan year or within one year following the end of the current Plan year.  During 2012, a total of $341,000 in non-vested amounts was forfeited from prior Plan years, of which $86,000 was applied to Plan administrative expenses for eligible Plan participants in 2012 and $213,000 was used to reduce the Company’s safe harbor matching contribution in 2012.  Also during 2012, forfeitures of profit sharing contributions totaling $53,000 that were forfeited during 2011 were used to reduce Plan administrative expenses for eligible Plan participants.  The remaining $42,000 of non-vested amounts forfeited during 2012 will be applied to Plan administrative expenses for eligible Plan participants in 2013.

2.	Summary of Significant Accounting Principles

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 3, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04).  ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”) to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments in Company equity securities, mutual funds, and the self-directed brokerage account investments are recorded at fair value as determined by the quoted market price on the last business day of the plan year.  Common collective trusts are recorded at fair value based on the net asset value of the investment reported by the Trustee.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the payment date.

The common collective trusts that invest in fully benefit-responsive investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

3.	Investments

Wells Fargo Bank has custody of the Plan’s investments under a non-discretionary trust agreement with the Plan.

The following presents the fair value of investments at December 31, 2012 and 2011 that represent five percent (5%) or more of the Plan’s net assets available for benefits:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

	2012	2011

Wells Fargo Stable Return Fund	$10,004,992	$11,976,194
Mutual Funds:
Oakmark Equity & Income I	13,230,925	11,897,257
Wells Fargo S&P 500 Index	6,320,126	6,563,974
The Growth Fund of America	*	7,198,213
Harbor Capital Appreciation Institutional	8,135,300	**
PIMCO Total Return Institutional	4,948,573	***
Vanguard Windsor II Fund Admiral	5,822,570	***
Public Storage common shares	15,077,435	21,576,796

* Effective August 23, 2012, The Growth Fund of America was discontinued as an investment option of the Plan.

** Effective August 23, 2012, the Harbor Capital Appreciation Institutional Fund became an investment option of the Plan.

*** Investment was less than 5% of the Plan’s net assets available for benefits at December 31, 2011.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012
Mutual funds	$5,861,954
Common and preferred securities	2,525,731

Total	$8,387,685

4.	Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).  ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1 – Valuation is based on quoted prices in active markets for identical securities.

Level 2 – Valuation is based upon other significant observable inputs.

Level 3 – Valuation is based upon significant unobservable inputs (i.e., supported by little or no market activity).  Level 3 inputs include the Company’s own assumption about the assumptions that market participants would use in pricing the securities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2012 and 2011:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Company common and preferred stock	$15,882,221	$-	$-	$15,882,221
Common/collective trust funds:
Stable value fund	-	10,004,992	-	10,004,992
S&P 500 index fund	-	6,320,126	-	6,320,126
Mutual funds:
Domestic bond funds	7,963,323	-	-	7,963,323
Domestic equity funds	26,017,569	-	-	26,017,569
International equity funds	6,130,730	-	-	6,130,730
Real estate equity funds	2,732,102	-	-	2,732,102
Blended equity and debt funds	13,230,925	-	-	13,230,925
Money market funds	2,393,732	-	-	2,393,732
Self-directed brokerage accounts	1,910,671	-	-	1,910,671
Total assets at fair value	$76,261,273	$16,325,118	$-	$92,586,391

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Company common and preferred stock	$22,559,641	$-	$-	$22,559,641
Common/collective trust funds:
Stable value fund	-	11,976,194	-	11,976,194
S&P 500 index fund	-	6,563,974	-	6,563,974
Mutual funds:
Domestic bond funds	7,686,217	-	-	7,686,217
Domestic equity funds	21,646,652	-	-	21,646,652
International equity funds	5,415,324	-	-	5,415,324
Real estate equity funds	2,133,561	-	-	2,133,561
Blended equity and debt funds	11,897,257	-	-	11,897,257
Money market funds	942,351	-	-	942,351
Self-directed brokerage accounts	881,076	-	-	881,076
Total assets at fair value	$73,162,079	$18,540,168	$-	$91,702,247

5.	Administration Fees

For the Plan year ended December 31, 2012, the Plan paid to the Trustee a portion of the quarterly participant fee of $2.50 per eligible participant and certain transaction related expenses incurred for the administration of the Plan, totaling $166,726.  The Company directly paid for all other Trustee fees and all other expenses related to the Plan.

6.           Parties-In-Interest Transactions

Prior to December 19, 2005, participants had the option of directing contributions to the Company’s securities.  Participants with individually directed accounts remain able to acquire and dispose of the Company’s securities at their discretion.  The Company is the Plan sponsor as defined by the Plan document.  While participants no longer have the option of directing contributions to the Company’s securities, participants can continue to hold such investments and the Plan held the following shares in the Company’s securities from contributions prior to December 19, 2005:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

	At December 31, 2012		At December 31, 2011
	Shares	Fair Value	Shares	Fair Value
Public Storage Common Shares	104,011	$15,077,435	160,470	$21,576,796
Public Storage Preferred Shares	-	-	11,230	284,865
PS Business Parks Common Stock	8,926	580,011	8,846	490,334
PS Business Parks Preferred Stock	8,991	224,775	8,300	207,646
Totals		$15,882,221		$22,559,641

At December 31, 2012 and 2011, Plan participants held $10,004,992 and $11,976,194, respectively, in the Wells Fargo Stable Return Fund N15 (formerly N4), a common collective trust fund that invests in fully-benefit-responsive investment contracts and is offered by the Plan’s Trustee.  At December 31, 2012 and 2011, Plan participants held $407,205 and $601,088, respectively, in the Wells Fargo Short Term Investment Fund G, a money market fund offered by the Plan’s Trustee.  Wells Fargo S&P 500 Index Fund N5 for High Balance Plans (formerly Fund N) is an index fund offered by the Plan’s Trustee that invests in equity securities of companies that comprise the S&P 500 Index.  At December 31, 2012 and 2011, Plan participants held $6,320,126 and $6,563,974, respectively, in this investment selection.

7.           Risks and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near or long term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

8.           Concentrations

Investments in the Company’s securities comprised approximately of 17% and 25% of the Plan’s total investments as of December 31, 2012 and 2011, respectively.

9.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2012	2011
Net assets available for benefits per the financial statements	$92,452,298	$91,669,171
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	281,968	303,490

Net assets available for benefits per the Form 5500	$92,734,266	$91,972,661

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Increase in net assets available for benefits per the financial statements	$783,127
Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,522)

Net increase per the Form 5500	$761,605

SUPPLEMENTAL INFORMATION

SCHEDULE I

PS 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

Employer Identification Number: 95-3551121
Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Current Value

*	Wells Fargo	Wells Fargo Stable Return Fund N15	$10,004,992
*	Wells Fargo	Wells Fargo Short Term Investment Fund G	407,205
*	Wells Fargo	Wells Fargo S&P 500 Index Fund N5 for HBP	6,320,126
	Columbia Management	Columbia Acorn Z Fund	1,881,952
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	3,327,332
	American Funds	EuroPacific Growth Fund	2,704,616
	Fidelity Investments	Fidelity Contra Fund	1,732,248
	Fidelity Investments	Fidelity Low Price Stock Fund	1,736,708
	Harbor Funds	Harbor Capital Appreciation I Fund	8,135,300
	The Oakmark Funds	Equity & Income I Fund	13,230,925
	The Oakmark Funds	Select I Fund	48,750
	PIMCO Funds	PIMCO Total Return Institutional Fund	4,948,573
	T. Rowe Price	T. Rowe Price Equity Income Fund	1,906,273
	T. Rowe Price	T. Rowe Price Real Estate Fund	2,732,102
	The Vanguard Group Mutual Funds	Explorer Admiral Fund	3,482,486
	The Vanguard Group Mutual Funds	Short Term Federal Admiral Fund	3,012,938
	The Vanguard Group Mutual Funds	Windsor II Admiral Fund	5,822,570
	The Vanguard Group Mutual Funds	Total Bond Market Index Signal Fund	1,812
	The Vanguard Group Mutual Funds	Mid-Cap Index Signal Fund	1,235,334
	The Vanguard Group Mutual Funds	Small-Cap Index Signal Fund	35,948
	The Vanguard Group Mutual Funds	Total International Stock Market Signal Fund	98,782
*	Public Storage	Company common shares	15,077,435
*	PS Business Parks, Inc.	Company common stock	580,011
*	PS Business Parks, Inc.	Company preferred stock	224,775
	Individually directed accounts	Various investment securities	3,897,198
	Total		$92,586,391

*	Indicates a party-in-interest of the Plan.
Note: As all Plan investments are participant directed, column (d) providing certain participant-directed transaction cost information is not applicable and has been omitted.

  .

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50274) pertaining to the PS 401(k) Profit Sharing Plan of PS Business Parks, Inc. of our report dated June 24, 2013, with respect to the financial statements and schedule of the PS 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Los Angeles, California
June 24, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PS 401(k) PROFIT SHARING PLAN

Date: June 24, 2013

By:	/s/ Candace Krol
Candace Krol
Chairman, Administrative Committee